Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
July 6, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ensource Energy Income Fund LP Post-Effective Amendment No. 2 to Registration Statement on Form S-4 File No. 333-126068 Filed November 4, 2005
Ladies and Gentlemen:
     Set forth below is the response of Ensource Energy Income Fund LP (the “Partnership”) to comment number 9 contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 23, 2006, with respect to the above referenced filing. All page references are to the version of Post-Effective Amendment No. 2 to the Registration Statement filed on the date hereof (the “Amendment”). For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.
     If you have any questions or comments, please call the undersigned at (713) 220-4360 or Tim Langenkamp at (713) 220-4357. If you have any questions or comments with respect to accounting issues, please call Scott Smith at (713) 659-1794.

Very truly yours,
/s/ G. Michael O'Leary
G. Michael O'Leary

MEMORANDUM
Schedule TO
9.	Supplementally advise us why you did not include Third Point Parties, Lehman and the Ospraie Parties as bidders in connection with the exchange offer, considering they are providing financing for the Offer and, at least with respect to Lehman and the Ospraie Parties, appear to have significant control over the General Partner. Please refer to Section II.D.2 of the Current Issues and Rulemaking Projects Outline (Nov. 14, 2000).
     Response: We respectfully submit that none of Lehman Brothers Inc., the Ospraie Parties or the Third Point Parties (such parties collectively referred to herein as the “Investors”) constitute “bidders” within the meaning of Rule 14d-1(c)(1) of Regulation 14D. Each of the Investors have indicated to the Company that they have reviewed the factors described in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (Nov. 14, 2000) and believe that their limited role in providing financing to the General Partner of the Partnership or the Partnership, as applicable, is insufficient to require identification of such persons as bidders.
     By way of brief background, none of the Investors became involved in the Partnership’s bid until the very late stages as a replacement financing source. It was only following the failure of the initial tender offer by the Partnership and establishment of the material terms and structure of the current offer that an agreement was made with respect to the financing of the General Partner and Partnership by the Investors.
     The Partnership and, in the case of the Ospraie Parties, the General Partner, were established prior to the Investors’ involvement. None of the Investors are comparable to a “parent company” with respect to the Partnership. The role the Investors have played has been limited to providing a financing commitment (in addition to commitments from other sources) subject to the consummation of the offer and other customary conditions. Although each of Lehman Brothers and the Ospraie Parties have the right to designate two directors to the board of directors of the General Partner (one of which is required to be “independent”) and to veto certain actions by the General Partner, these rights are not triggered unless and until the offer is consummated. The Third Point Parties, which are investing in the Partnership, not the General Partner, have no such rights and are acting solely as a passive investor in the Partnership. In addition, while the Investors would have the right to decline to participate in the financing if a material change to the offer were made, they have no ability to dictate or control any such changes. As such, the Investors’ rights correspond to their role as mere financing sources to the General Partner and Partnership
     Additionally, the Investors have relied almost entirely on the executive sponsors of the transaction with respect to disclosure and diligence matters related to NGT and the tender and have had very limited involvement in the drafting of the Registration Statement and Schedule TO. In short, the involvement of the Investors in the negotiation, structure and terms of the offer has been very limited and, applying the factors in Section II.D.2 of the Current Issues and Rulemaking Projects Outline, they should not be required to be identified as a “bidder” in the current offer. Furthermore, adding the Investors as named bidders will not improve the disclosure in the Schedule TO (i.e., unitholders will not receive material information that is not otherwise required under the control person instruction, Instruction C to Schedule TO).